ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-134553 Dated June 25, 2007 Performance Securities with Partial Protection
Linked to a Global Index Basket Strategic Alternatives to Indexing Lehman Brothers Holdings Inc. Securities linked to a Global Index Basket due July 30, 2010

Investment Description

These Performance Securities with Partial Protection Linked to a Global Index Basket (the “Notes”) provide exposure to potential appreciation in a basket of global equity indices as well as protection at maturity of 20% of your principal. Partial principal protected investments can help reduce portfolio risk while maintaining an enhanced exposure to equities. The partial principal protection feature only applies at maturity.

Features

❑	Growth Potential: Investors receive enhanced upside participation in the performance of a global index basket.

❑	Partial Protection of Principal: At maturity, investors will receive a cash payment equal to at least 20% of their invested principal.

❑	Diversification: Investors can diversify in a partial principal protected investment linked to a basket of domestic and international indices.

Key Dates1

Trade Date	July 26, 2007

Settlement Date	July 31, 2007

Final Valuation Date	July 27, 2010

Maturity Date	July 30, 2010

[1]	In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

Security Offerings

We are offering Performance Securities with Partial Protection Linked to a Global Index Basket. The Notes are linked to a Basket of Indices consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225SM Index (the “Basket”). The Notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. The Notes are offered at a minimum investment of $1,000.

See “ Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 190-I dated March 7, 2007, underlying supplement no. 720 dated March 7, 2007 and this Term Sheet. See “ Key Risks” on page 4, the more detailed “Risk Factors” beginning on page SS-4 of product supplement no. 190-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 720 for risks related to the Basket Indices. The Notes do not guarantee any return of principal in excess of $2.00 per $10.00 principal amount. A negative Basket Return of less than -20% will result in a payment at maturity of less than $10 per Note.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 190-I, underlying supplement no. 720 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	100%	2.50%	97.50%
Total

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term Notes of which these Notes are a part, and the more detailed information contained in product supplement no. 190-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 720 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 190-I, underlying supplement no. 720, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. In the event of any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 190-I, which shall, in turn, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 190-I and “Risk Factors” in the accompanying underlying supplement no. 720, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. toll-free at 1-877-827-2010 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement no. 190-I dated March 7, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000110465907017042/a07-7020_14424b2.htm

♦	Underlying supplement no. 720 dated March 7, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000110465907017035/a07-7020_7424b2.htm

♦	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, “Notes” refers to the Performance Securities with Partial Protection Linked to a Global Index Basket that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You seek an investment with a return linked to the performance of the Basket

♦	You seek an investment that offers partial principal protection when the Notes are held to maturity

♦	You are willing to hold the Notes to maturity

♦	You do not seek current income from this investment

♦	You are willing to invest in the Notes based on the range indicated for the Participation Rate (the actual Participation Rate will be determined on the Trade Date)

The Notes may not be suitable for you if, among other considerations:

♦	You do not seek an investment with exposure to the economies of the United States, the Euro Zone, or Japan

♦	You are unable or unwilling to hold the Notes to maturity

♦	You seek an investment that is 100% principal protected

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

♦	You seek current income from your investments

♦	You seek an investment for which there will be an active secondary market

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 4, “Risk Factors” in product supplement no. 190-I, underlying supplement no. 720 and the MTN Prospectus Supplement for more detailed risks related to an investment in the Notes.

Indicative Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/A+)[1]

Issue Price	$10 per Note

Term	3 years

Basket

The Notes are linked to a Basket consisting of the S&P 500® Index (SPX), the Dow Jones EURO STOXX 50® Index (SX5E) and the Nikkei 225SM Index (NKY) (each a “Basket Index” or collectively the “Basket Indices”).

Basket Weightings	S&P 500® Index 33.34% Dow Jones EURO STOXX 50® Index 33.33% Nikkei 225SM Index 33.33%

Protection Percentage	20%

Participation Rate	115% to 125%. The actual Participation Rate will be determined on the Trade Date.

Payment at Maturity (per $10)

If the Basket Return is positive, you will receive:

$10 + [$10 x (Basket Return x

Participation Rate)]

If the Basket Return is between 0% and -20%, you will receive the principal amount of your Notes at maturity.

If the Basket Return is lower than -20%, you will receive:

$10 + [$10 x (Basket Return + the

Protection Percentage)]

If the Basket Return is lower than -20%, you could lose up to $8.00 per $10 Note principal amount.

Basket Return	Basket Ending Level-Basket Starting Level Basket Starting Level

Basket Starting Level	Set equal to 100 on the Trade Date.

Basket Ending Level

The Basket closing level on the Final Valuation Date. On the Final Valuation Date, the Basket closing level will be calculated as follows:

100 x [1+ (the S&P 500® Index Return x 33.34%) + (the Dow Jones EURO STOXX 50® Index Return x 33.33%) + (the Nikkei 225SM Index Return x 33.33%)], where the Return for each Basket Index is the performance of the respective Basket Index, calculated as the percentage change from the respective index closing level on the Trade Date to the respective index closing level on the Final Valuation Date. See the definition of Index Return under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 190-I.

Determining Payment at Maturity

If the Basket Return is lower than -20%, you will lose 1% of the principal amount of your Notes for every 1% that the Basket Return is below -20%. Accordingly, your payment at maturity per $10 principal amount Note will be calculated as follows:

$10 + [$10 x (Basket Return +

the Protection Percentage)]

In this scenario, you could lose up to 80% of your principal depending on how much the Basket declines.

[1]

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a Participation Rate of 120% and a range of Basket Returns from +50% to -50%. The actual Participation Rate will be set on the Trade Date.

Example 1— The level of the Basket increases from a Basket Starting Level of 100 to a Basket Ending Level of 110. Because the Basket Ending Level is 110 and the Basket Starting Level is 100, the Basket Return is positive and calculated as follows:

(110 - 100)/100 = 10%

Because the Basket Return is equal to 10%, the payment at maturity is equal to $11.20 per $10.00 principal amount Note calculated as follows:

$10 + ($10 x 10% x 120%) = $11.20

Example 2— The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 90. Because the Basket Ending Level is 90 and the Basket Starting Level is 100, the Basket Return is negative and calculated as follows:

(90 - 100)/100 = -10%

Because the Basket Return is equal to -10%, the absolute value of which is less than the Protection Percentage, the payment at maturity is equal to $10 per $10 principal amount Note.

Example 3— The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 70. Because the Basket Ending Level is 70 and the Basket Starting Level is 100, the Basket Return is negative and calculated as follows:

(70 - 100)/100 = -30%

Because the Basket Return is equal to -30%, the absolute value of which is more than the Protection Percentage, the investor will lose 1% of principal for each 1% that the Basket Return exceeds the Protection Percentage and the payment at maturity is equal to $9.00 per $10.00 principal amount Note calculated as follows:

$10 + [$10 x (-30% + 20%)] = $9.00

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note for all tax purposes you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument. However, there is no statutory, judicial or administrative authority that directly addresses the proper United States federal income tax characterization and treatment of securities similar to the Notes. No ruling is being sought from the Internal Revenue Service as to the proper United States federal income tax characterization and treatment of the Notes. You should also be aware that our special tax counsel, Sidley Austin LLP, has not provided us with an opinion regarding the proper characterization of the Notes for United States federal income tax purposes. Therefore, the proper United States federal income tax characterization and treatment of the Notes is uncertain.

Upon the receipt of cash on the Maturity Date of the Notes, you will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from your tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, Lehman Brothers Holdings Inc. intends to report any such gain or loss to the Internal Revenue Service in a manner consistent with the treatment of that gain or loss as capital gain or loss. If that gain or loss is treated as capital gain or loss, then any gain or loss will generally be long-term capital gain or loss if you have held the Note for more than one year as of the Maturity Date. If you are an individual, long-term capital gains will be subject to reduced rates of taxation. The deductibility of capital losses is subject to certain limitations. Your tax basis in the Note will generally equal your cost of such Note.

Upon a sale, exchange or other disposition of a Note prior to the Maturity Date, you will recognize gain or loss in an amount equal to the difference between the amount of cash received and your tax basis in the Note. Any such gain or loss will be treated as capital gain or loss. If you have held the Note for more than one year as of the date of such sale, exchange or other disposition, any such capital gain or loss will generally be long-term capital gain or loss. If you are an individual, long-term capital gains will be subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 190-I.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Indices or any of the stocks included in the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 190-I and in the “Risk Factors” section of the accompanying underlying supplement no. 720. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

Partial Principal Protection Only Applies if You Hold the Notes to Maturity: You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market, you may have to sell them at a discount and you will not have partial principal protection for a decline in the Basket up to 20%. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

Your Investment in the Notes May Result in a Loss: The Notes do not guarantee any return of principal in excess of $2 per $10 principal amount. The return on the Notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be fully exposed to any decline in the Basket if, and to the extent, the Basket Return is lower than -20%. You may lose up to 80% of your principal if the Basket declines.

♦

Changes in the Level of the Basket Indices May Offset Each Other: The Notes are linked to a substantially equally-weighted Basket composed of Basket Indices. At a time when the level of one or more Basket Indices increases, the level of the other Basket Index or Indices may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the level of one or more of the Basket Indices may be moderated, or offset, by lesser increases or declines in the level of the other Basket Index or Indices.

♦

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Basket Indices would have.

♦

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the Notes includes the agents’ commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

The Basket Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect the Dow Jones EURO STOXX 50® Index and the Nikkei 225SM Index: The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Dow Jones EURO STOXX 50® Index and the Nikkei 225SM Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

♦

Dealer Incentives: We, our affiliates and agents act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these notes instead of other investments. We will pay compensation of $0.25 per note to the principals, agents and dealers in connection with the distribution of the Notes.

♦

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

♦

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

We Are One of the Companies That Make Up the S&P 500® Index. We are one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the S&P 500® Index and the value of the Notes.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket to which the Notes are Linked or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents, may publish or may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Additionally, UBS Financial Services Inc. and its affiliates may publish or may have published research and other opinions that are inconsistent with purchasing or holding the Notes. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Basket.

♦

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 190-I.

Hypothetical Historical Basket Performance

The graph below illustrates the hypothetical historical performance of the Basket from June 13, 1997 to June 15, 2007 if the Basket Level were made to equal 100 on June 15, 2007. The hypothetical historical performance reflects the performance the Basket would have exhibited based on (i) the actual historical performance of the Basket Indices and (ii) the Basket Weightings indicated in the Indicative Terms. Neither the hypothetical historical performance of the Basket nor the actual historical performance of the Basket Indices should be taken as indications of future performance.

The S&P 500® Index

The Standard and Poor’s 500® Index (the “S&P 500® Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the underlying supplement under the heading “The S&P 500® Index,” the S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500® Index, with the number of companies included in each group as of May 31, 2007 indicated below: Consumer Discretionary (89); Consumer Staples (39); Energy (32); Financials (90); Health Care (54); Industrials (52); Information Technology (75); Materials (28); Telecommunications Services (9); and Utilities (32).

You can obtain the level of the S&P 500 Index at any time from the Bloomberg Financial Markets page “SPX <Index> <GO>” or from the S&P web site at www.spglobal.com.

The graph below illustrates the performance of the S&P 500® Index from 6/13/1997 to 6/15/2007. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The S&P Index closing level on June 15, 2007 was 1532.91.

The information on the S&P 500® Index provided in this document should be read together with the discussion under the heading “The S&P 500® Index” beginning on page US-4 of the underlying supplement no. 720.

The Dow Jones EURO STOXX 50® Index

The Dow Jones EURO STOXX 50® Index was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Group. As discussed more fully in the underlying supplement under the heading “The Dow Jones EURO STOXX 50® Index,” the Dow Jones EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX 50® Index, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard. Changes in the composition of the Dow Jones EURO STOXX 50® Index are made annually to ensure that the Dow Jones EURO STOXX 50® Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX 50® Index. A current list of the issuers that comprise the Dow Jones EURO STOXX 50® Index is available on the STOXX Limited website: www.stoxx.com.

You can obtain the level of the Dow Jones EURO STOXX 50® Index at any time from the Bloomberg Financial Markets page “SX5E <Index> <GO>” or from the STOXX Limited web site at www.stoxx.com.

The graph below illustrates the performance of the Dow Jones EURO STOXX 50® Index from 6/13/1997 to 6/15/2007. The historical levels of the Dow Jones EURO STOXX 50® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Dow Jones EURO STOXX 50® Index closing level on June 15, 2007 was 4551.00.

The information on the Dow Jones EURO STOXX 50® Index provided in this document should be read together with the discussion under the heading “The Dow Jones EURO STOXX 50® Index” beginning on page US-13 of the underlying supplement no. 720.

The Nikkei 225SM Index

The Nikkei 225SM Index is published and disseminated by Nikkei Inc. As discussed more fully in the underlying supplement under the heading “The Nikkei 225SM Index,” the Nikkei 225SM Index is a modified, price-weighted average of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange that measures the composite price performance of selected Japanese stocks. The 225 companies included in the Nikkei 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities.

You can obtain the level of the Nikkei 225 Index at any time from the Bloomberg Financial Markets page “NKY <Index> <GO>”, from the Reuters service under the symbol “NKY.TK” or from the Nikkei web site at www.nni.nikkei.co.jp.

The graph below illustrates the performance of the Nikkei Index from 6/13/1997 to 6/15/2007. The historical levels of the Nikkei Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Nikkei Index closing level on June 15, 2007 was 17,971.49.

The information on the Nikkei 225SM Index provided in this document should be read together with the discussion under the heading “The Nikkei 225SM Index” beginning on page US-9 of the underlying supplement no. 720.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and Lehman Brothers Inc., together the “Agents”, and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at a price that will be indicated on the cover of the pricing supplement that will be available in connection with sales of the Notes.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.